February 16, 2007

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3710

Washington, D.C. 20549

Re:          Ditech Networks, Inc.

                Form 10-K for Fiscal Year Ended April 30, 2006

                Filed July 7, 2006

                Form 10-Q for Fiscal Quarter ended October 31, 2006

                File No. 0-26209

Ladies and Gentlemen:

On behalf of Ditech Networks, Inc. (“Ditech” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2007, with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for the Staff’s convenience, have been incorporated into this response letter.

1.              We note your response to our previous comment 1. However, you did not tell us whether you test purchased amortizable intangible assets at the asset group level. Please confirm and provide us with your proposed future disclosure

We test our purchased amortizable intangible assets at the asset group level.  We propose the following future revised disclosure in our fiscal 2007 Annual Report on Form 10-K.

“Impairment of Long-lived Assets—We evaluate the recoverability of our long-lived assets, including goodwill, on an annual basis or more frequently if indicators of potential impairment arise.  Ditech operates in a single operating segment and consequently we have evaluated goodwill for impairment based on an evaluation of the fair value of Ditech as a whole.  Ditech’s quoted share price from NASDAQ is the basis for measurement of that fair value as Ditech’s market capitalization based on share price best represents the amount at which Ditech could be bought or sold in a current transaction between willing parties.  We evaluate the recoverability of our amortizable purchased intangible assets based on an estimate of undiscounted future cash flows resulting from the use of the related asset group and its eventual disposition.  The asset group represents the lowest level for which cash flows are largely independent of cash flows of other assets and liabilities.  Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the difference between the fair value and carrying value of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.”

2.              We note your response to our previous comment 3. However, you did not respond to the portion of our comment which states, “also provide us with your fiscal year 2006 and latest interim period SFAS 109 analysis where you maintain no valuation allowance against your deferred tax assets.” Please provide this analysis.

The SFAS 109 analysis which we conducted for fiscal year 2006, our latest interim period and for which we do each quarter as we maintain our deferred tax assets, is as follows:

a.               We track our deferred tax assets to remain informed as to the years in which any of our assets may expire for purposes of ability to utilize.

b.              We evaluate our projections to determine that our projected income is sufficient to enable utilization of the deferred tax assets in each period as well as in total.

c.               In determining projections to be applied against the deferred tax asset balances, we use our projections and also review our historical income trends to attempt to provide a reasonable and realistic view against the likelihood of utilization.

d.              In the case of both fiscal year 2006 and for the latest interim period, our projections and historical trends suggested utilization of the deferred tax assets with a sufficient margin of error in the projections.

e.               Due to the expense of conducting a Section 382 analysis, we evaluate what the Section 382 limitation would be, should we have one, and we ensure this limitation would not create any impairment of utilization. We also evaluate our last section 382 analysis to ensure any limitation resulting from this analysis will not restrict us from utilizing the deferred tax assets.

f.                 Regarding our projections, we begin with current facts such as backlog and status of deferred revenues. To this, we evaluate expectations of orders, project the margin associated with these, forecast our spending needs and ultimately derive projected net income. To this projection, management evaluates the likelihood of achieving the projected results and the risks and opportunities to these projected results.  Management then weighs these risks and opportunities related to the projections which are then evaluated against the deferred tax assets.

g.              For both fiscal year 2006 and the latest interim period, our analysis determined no valuation allowance was needed for the deferred tax asset balance.

3.              In addition, expand your critical accounting policies to provide a detailed analysis of your deferred tax assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, we note that you place particular emphasis on your future income projections. If your future income projections were to change based on declines in revenues or increases in certain expenses, you should quantify the related impact on your net deferred tax assets.

For additional guidance, refer the Commissions’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/ingtterp/22-8350.htm. Please provide us with your proposed disclosure.

We have reviewed our deferred tax disclosure in light of your comments and the guidance “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” to which you refer in your letter.  We propose the following revised disclosure in our Critical Accounting Policy section.

Accounting for Income Taxes—We estimate our actual current tax exposure together with our temporary differences resulting from differing treatment of items such as valuation allowances for bad debts and inventory, for tax and accounting purposes. These temporary differences, in conjunction with net operating loss and tax credit carryforwards, result in deferred tax assets and liabilities.  Of our $48.8 million deferred tax assets at April 30, 2006, $35.1 million and $8.5 million, respectively, are associated with net operating loss and tax credit carryforwards.  The remaining $5.2 million of deferred tax assets are associated with temporary differences. {This will be updated to April 30, 2007 when known}  At least once per quarter, we assess the likelihood that our net deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is no longer more likely than not, we establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.  On an annual basis, or more frequently if warranted by adverse changes in our business, we review income projections to ensure that our pre-tax income is sufficient to recover our deferred tax assets.  We specifically review the timing of our pre-tax income in relation to the expiration of our net operating loss carryforwards and tax credits.  On a quarterly basis, we review the expiration dates of our net operating loss carryforwards that we believe to be at near-term risk.  In addition, we complete a study on the impact of Section 382 of the Internal Revenue Code on at least a semi-annual basis to determine whether a change in ownership may limit the value of our net operating loss carryforwards.  However, as noted in our Risk Factors, there are risks to our future financial performance and the financial impact of the risks may be difficult to anticipate.  Consequently, there is a possibility that we may not meet the minimum level of U.S. pre-tax income to utilize our net operating loss carryforwards such that all or a portion of our deferred tax assets will become impaired.  Our California and Federal net operating loss carryforwards are $87.7 million and $62.5 million, respectively, and expire between 2007 and 2026.  If a portion of our California net operating losses were to expire unused, we will have to reduce our deferred tax assets by approximately 6% of the shortfall.  If Federal net operating losses were to expire unused, we will have to reduce our deferred tax assets by approximately 35% of the shortfall.  Our Federal and California tax credit carryforwards of $5.9 million and $3.8 million, respectively, expire between 2010 and 2023.  Any unused Federal tax credit carryforwards would reduce our deferred tax assets by 100% of the shortfall while unused California tax credit carryforwards would reduce deferred tax assets by approximately 66% of the shortfall.

Beginning in fiscal 2002, we determined that a valuation allowance against our then existing deferred tax asset position was necessary. We based this decision on the fact that in the fourth quarter of 2002, we generated sufficient operating losses on a tax basis to fully recover all taxes paid in prior years. In addition, our expectations of limited profitability, if any, due to the softness in the telecommunication industry during fiscal 2003, combined with the significant tax losses generated by the sale of our echo cancellation software technology led us to conclude that the recovery of our deferred tax assets was no longer more likely than not. In the second quarter of 2005, based on the level of historical taxable income and projections for future taxable income over the periods that our deferred tax assets are deductible, we determined that it was more likely than not that our deferred tax assets would be realized and therefore released our valuation allowance of $51.6 million in fiscal 2005.

4.              We note that your internal review identified non-material errors of approximately $1.0 million in stock compensation expense for certain prior periods including the fiscal years 2000-2003. Please:

•            Tell us and disclose the gross amount of stock compensation expense and the related tax expense that should have been recognized for each of the fiscal years 2000-2003.

•            Tell us and disclose the reason(s) for the error. You should address in detail any issues that your internal review uncovered.

•            Disclose in detail how you determined the amount of the error.

•            Provide us with your SAB 99 analysis and tell us how your analysis is consistent with the letter issued by the Office of the Chief Accountant dated September 19, 2006 concerning the accounting for stock options in the historical financial statements of public companies.

•            Tell us if and how you considered other accounting guidance including SAB 108.

Provide us with your proposed disclosure for your next Form 10-Q for the quarterly period ended January 31, 2007 and your next Form 10-K for the fiscal year ended April 30, 2007.

A.           The following table provides the impact to pre-tax, tax and net income/(loss) of the stock compensation expense error for years 2000-2003.

	FY00	FY01	FY02	FY03	Total
Continuing Operations
Pre-Tax Income/(Loss)	$(81,236)	$(236,470)	$(216,228)	$(80,153)	$(614,087)
Tax	33,226	94,588	(127,814)	0	0
Net Income/(Loss)	(48,010)	(141,882)	(344,042)	(80,153)	(614,087)

Discontinued Operations
Pre-Tax Income / (Loss)	(43,781)	(188,857)	(125,725)	(71,877)	(430,240)
Tax	17,906	75,543	(93,449)	0	0
Net Income/(Loss)	(25,875)	(113,314)	(219,174)	(71,877)	(430,240)

Total – Net Income/(Loss) Impact	$(73,885)	$(255,196)	$(563,216)	$(152,030)	$(1,044,327)

B.             The intenal review identified a few stock option awards which, due to administrative errors, were incorrectly recorded in financial statements. In one case, a unanimous written consent with the list of optionees was not finalized until after the effective date of the grant. And, in a few isolated cases, awards were made to non-executive individuals prior to the commencement of their employment.  The internal review uncovered no evidence of intentional misconduct.

C.             The stock compensation expense was determined based on difference in the intrinsic value per option on the new measurement date versus on the original measurement date (determined by the difference of the option price and the closing price per share) multiplied by the number of shares in the options.

D.            Please see Attachment I for SAB 99 analysis and Attachment II for analysis to the letter issued by the Office of the Chief Accountant dated September 19, 2006.

E.              We advise the Staff that we did consider APB No. 43, APB No. 25 and Fin 44. We also considered the guidance of SAB 108 and determined it was not applicable.

5.               We also noted that your statement that “while no prior period financial statements were concluded to be materially impacted based upon the error…..management concluded that correcting this aggregate adjustment……in a single year would have been material to….certain prior year results of operations.” Please explain to us how the error can be immaterial to prior period financial statements, but material to certain prior year results of operations.

We advise the Staff that the statement meant that when looking at the sum of the error, the aggregate of $1 million, if adjusted in any single period, would have been material in a single year on a quantitative basis. The error spread out over three years resulted in the portion of the error in each of the respective years deemed to be immaterial.

6.              Finally, we note that you identified your $1 million stock compensation expense error during the quarterly period ended October 31, 2006, thus requiring a restatement of prior years. We further note that you identified your $1.1 million California R&D tax credit error during the quarterly period April 30, 3006, resulting in the recognition of that error during the same period ended April 30, 2006. It is unclear to us how you determined that your $1 million stock compensation expense error was material to the respective current periods thus requiring a restatement of the prior years, while your $1.1 million California R&D tax credit error was not material to its respective period resulting in non restatement of prior year financial statements. We further note that the impact of the California R&D tax credit error to your fiscal year 2006 net loss appears to be significantly material. Please advise.

We advise the Staff with regard to the California R&D tax credit error, as a result of the Company’s SAB 99 analysis for both quantitative and qualitative materiality, management concluded the error to be immaterial. As a result of the qualitative materiality analysis and the determination the error was not material, management further concluded to recognize the error in the same period ended April 30, 2006. We refer the Staff to our SAB 99 Analysis as provided in our previous submission. For ease of review, we include the following qualitative considerations used in determining the California R&D tax credit was immaterial leading to conclusion to recognize the error in the same period.

•      Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  The error is a precise computation.

•    Whether the misstatement masks a change in earnings or other trends.  The error would have no impact on the most important trends, revenue, gross profit and operating profit and does not mask earnings trends for 2005 or Q4 2006 or the annual trend comparing 2005 and 2006.

•    Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  The error has no impact on the three items that the Company provides projections, revenues, gross profit and operating expenses.

•    Whether the misstatement changes a loss into income or vice versa.  The error does not affect whether a loss or income is reported.

•    Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the Company’s  operations or profitability.    Ditech is a single segment company.

•    Whether the misstatement affects the registrant’s compliance with regulatory requirements.  The error has no effect on the Company’s compliance with regulatory requirements.

•    Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.  The error has no impact on the Company’s compliance with loan covenants or other contractual requirements.

•    Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  The error has no impact on management’s compensation

•    Whether the misstatement involves concealment of an unlawful transaction.  The error does not involve concealment of an unlawful transaction.

In particular, the Company concluded that the error had no impact on the most important trends, revenue, gross profit and operating profit and does not mask earnings trends for 2005 or Q4 2006 or the annual trend comparing 2005 and 2006; the error had no impact on the three items that the Company provides projections, revenues, gross profit and operating expenses; and the error did not affect whether a loss or income was reported.

We advise the Staff with regard to the  stock compensation expense error, as a result of the Company’s SAB 99 analysis for both quantitative and qualitative materiality, management concluded the error to also be immaterial to each affected period, but in aggregate, using the “iron curtain” approach, material to the current single period. As a result, the error was corrected in prior years. For ease of review, we supplementally include the following qualitative considerations used in determining the stock compensation expense error was immaterial and the quantitative analysis reviewing the “iron curtain” approach.

Iron Curtain Review:

	Three	Six
	Months	Months
	Ended	Ended
As Reported - in thousands	31-Oct-06	31-Oct-06	FY04	FY05	FY06

Income/(Loss) from continuing operations before income taxes and cumulative effect of accounting change	1,794	4,524	18,001	34,801	(1,147)

Net inc/(loss) from continuing operations before cumulative effect of accounting change	1,071	2,594	17,731	70,901	(1,409)

Discontinued Operations	0	0	(9,536)	204	526

Net Income/(Loss)	1,071	2,594	8,195	71,105	(883)

Shares – basic	32,526	32,430	31,734	33,408	32,119
Shares – diluted	33,882	34,200	33,496	35,140	32,119

Per Share – basic
Continued Operations	0.03	0.08	0.56	2.12	(0.04)
Discontinued Operations	0.00	0.00	(0.30)	0.01	0.01
Total	0.03	0.08	0.26	2.13	(0.03)

Per Share – diluted
Continued Operations	0.03	0.08	0.53	2.02	(0.04)
Discontinued Operations	0.00	0.00	(0.29)	0.00	0.01
Total	0.03	0.08	0.24	2.02	(0.03)

Potential Impact

Income/(Loss) from continuing operations before income taxes and cumulative effect of accounting change	58%	23%	6%	3%	-91%

Net inc/(loss) from continuing operations before cumulative effect of accounting change	98%	40%	6%	1%	-74%

Discontinued Operations			-11%	512%	199%

Net Income/(Loss)	98%	40%	13%	1%	-118%

Per Share – basic
Continued Operations	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Discontinued Operations	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)

Per Share – diluted
Continued Operations	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Discontinued Operations	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)

Qualitative Review:

•    Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  Since the measurement date has been identified and the number of grants and related options, the stock compensation expense can be precisely measured.

•    Whether the misstatement masks a change in earnings or other trends.  The misstatement did not mask any balance sheet trend in the periods under analysis.

•    Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  Analysts consensus are built on core operating results, presented as non-GAAP projections. Stock compensation expense is excluded from non-GAAP projections. The unrecognized stock compensation expense would not have hidden any failure to meet consensus as it is not included in consensus estimates or expectations.

•    Whether the misstatement changes a loss into income or vice versa.  If the recognition of the unrecognized stock compensation were to be recorded in FY05, discontinued operations would change from a small income to a loss. The same would hold true for FY06. If the recognition of the unrecognized stock compensation were to be recorded in the three months ending 10/31/06, income from continuing operations, discontinued operations and net income would become losses.

•    Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.  Ditech reports one segment in its financial statements.

•    Whether the misstatement affects the registrant’s compliance with regulatory requirements.  Original recognition of the unrecognized stock compensation expense would not have affected the Company’s compliance with regulatory requirements.

•    Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.  Original recognition of the unrecognized stock compensation expense would not have affected Ditech’s compliance with loan covenants or other contractual requirements.

•    Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  The unrecognized stock compensation expense does not have the effect of increasing management’s compensation.

•    Whether the misstatement involves concealment of an unlawful transaction.  The unrecognized stock compensation expense does not involve concealment of unlawful transactions.

In particular, the Company concluded the error did not mask any balance sheet trend in the periods under analysis; the Analysts’ consensus are built on core operating results, presented as non-GAAP projections where stock compensation expense is excluded from non-GAAP projections; the unrecognized stock compensation would not have hidden any failure to meet consensus as it is not included in consensus estimates or expectations; if the recognition of the unrecognized stock compensation were to be recorded in FY05 or FY06, discontinued operations would change from a small income to a loss and if the recognition of the unrecognized stock compensation were to be recorded in the three months ending 10/31/06, income from continuing operations, discontinued operations and net income would become losses.

The Company used the review of the quantitative, including “iron curtain,” factors and the qualitative factors as described in SAB 99 to reach the conclusions noted above.

                                                                            *   *   *   *

In addition, Ditech acknowledges that:

•                  Ditech is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Ditech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 623-1309, or Brett D. White at (650) 843-5191, if you have any questions or would like any additional information regarding this matter.

Sincerely,

William J. Tamblyn

Executive Vice President and Chief Financial Officer

cc: Inessa Kessman, Senior Staff Accountant, U.S. Securities and Exchange Commission
      Kyle Moffatt, Accountant Branch Chief, U.S. Securities and Exchange Commission

ATTACHMENT I

FACTS

Our review was to confirm that the accounting for awarded stock options as noted in the derivative law suits was in compliance with GAAP.

The Company reviewed approximately 85% of total grants between June 1999 and February 2006.

As a result of the Company’s testing, management has determined, and the audit committee has agreed,

1)              that with respect to grants issued to employees of a newly acquired company that the final list did not coincide with the list on the grant date. There were 31 grants in total and none were or have been exercised, and

2)              four grants issued to new hires were dated before their respective hire dates, none of which options have been or were exercised.

Our conclusion is that these exceptions are errors relating to the accounting measurement date between the grant date used for determining the original accounting measurement date, and the appropriate grant date required in order for the option to be deemed non-compensatory under APB 25.  The aggregate unrecognized compensation expense associated with these grants would be $1,044,000, and would have been recognized between fiscal years 2000 - 2003.

The periods for which the expense would have been charged to the income statement is as follows, not including income tax impact of $225K.  Income tax impact reduces charge in 2000 to $74K and in 2001 to $251K and increases charge by $225K in 2002 do to the establishment of a full income tax valuation allowance:

	FY00	FY01	FY02	FY03	Total

Disc Ops	43,781	92,977	22,594	9,414	168,766
	0	95,880	103,131	62,463	261,474
	43,781	188,857	125,725	71,877	430,240

Continuing operations	81,236	191,094	148,164	17,761	438,255
	0	45,376	68,064	62,392	175,832
	81,236	236,470	216,228	80,153	614,087

Grand Total	125,017	425,327	341,953	152,030	1,044,327

1

Cumulative error analysis presented for the fiscal years ended April 30, 2004, April 30, 2005, April 30, 2006 and three and six months, ending October 31 2006 (Q2 FY07) represents the error impact using the “iron curtain” method.  Company has historically used the iron curtain method.

As Reported - in thousands
	Three	Six
	months	months
	ended	ended
	10/31/06	10/31/06	FY-04	FY-05	FY-06
Pre-Tax: on-going	1,794	4,524	18,001	34,801	(1,147)
Net income/(loss): continuing operations	1,071	2,594	17,731	70,901	(1,409)
Discontinued Operations	0	0	(9,536)	204	526
Net Income	1,071	2,594	8,195	71,105	(883)

Shares - basic	32,526	32,430	31,734	33,408	32,119
Shares - diluted	33,882	34,200	33,496	35,140	32,119

Per Share - basic
continuing operations	0.03	0.08	0.56	2.12	(0.04)
Discontinued Operations	0.00	0.00	(0.30)	0.01	0.01
Total	0.03	0.08	0.26	2.13	(0.03)

Per Share - diluted
On-going	0.03	0.08	0.53	2.02	(0.04)
Disc Ops	0.00	0.00	(0.29)	0.00	0.01
Total	0.03	0.08	0.24	2.02	(0.03)

Impact of Error using the Iron Curtain method:
Pre-Tax: understatement of net ncome/(loss)loss as a %	58%	23%	6%	3%	-91%
Net income/(loss): understatement of net income/(loss)loss as a %	98%	40%	6%	1%	-74%
Discontinued Operations			-11%	512%	199%
Net Income	98%	40%	13%	1%	-118%

Per Share - basic
On-going	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Disc Ops	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)

Per Share - diluted
On-going	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Disc Ops	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)

2

The impact of the error on an as reported basis, after giving effect to income tax benefit in years 2000 and 2001, and reflecting a reversal in 2002 of the benefit due to the establishment of a income tax valuation allowance (reflecting 100% of the net deferred tax asset) and as adjusted for the error, over the period from fiscal year 2000 through fiscal year 2006 is as follows:

(000 omitted)	2006	2005	2004	2003	2002	2001	2000
Net income/(loss) as reported	$(883)	$71,105	$8,195	$(75,110)	$(86,221)	$2,096	$30,003
Error	0	0	0	152	567	251	74
Net income/(loss) as adjusted	$(883)	$71,105	$8,195	$(75,286)	$(85,896)	$1,845	$29,878
% effect of error on as reported net income/(loss)	0	0	0	0.20%	0.66%	11.98%	0.25%

Based upon the above, the cumulative iron curtain effect of the error represents approximately 15%, 1% and 1% of 2001 - 2003 net income (loss), respectively.

MATERIALITY ANALYSIS

As part of the Company’s testing described above, management has considered the following issues with respect to materiality:

•                  Is the unrecognized compensation expense described above material with respect to DITECH NETWORK’s financial statements, taken as a whole, in consideration of applicable judicial precedent, current accounting literature and SEC guidance?

•                  Should an adjustment be recorded for the three and six months ended 10/31/06 for the unrecognized compensation expense?

3

CONCLUSION

Management has concluded that the unrecognized compensation expense using the “iron curtain” approach is material to current period financial statements and prior years statements, specifically 2006 and 2004.

DISCUSSION

Quantitative Materiality Analysis

The first step in analyzing materiality under SAB 99 is a quantitative analysis.  Recording the unrecognized compensation expense would result in reclassifications within shareholders’ equity and additional stock compensation expense.  For purposes of quantitative materiality analysis, only the periods included in DITECH NETWORK’s most recent 10-K and pending 10-Q filings will be assessed (i.e., balance sheets at 4/30/05, 4/30/06 and 10/31/06; and income statements for the three and six months ended 10/31/06).

Impact on Shareholders’ Equity

If the unrecognized compensation expense were recorded, APIC would increase, and retained earnings would decrease, by the following amounts as of the periods subject to analysis:

4/30/05	$1.044M
4/30/06	$1.044M
10/31/06	$1.044M

DITECH NETWORK reported the following balances for APIC and retained earnings as of the periods subject to analysis:

	APIC	Retained Earnings
4/30/05	$287.0M	$(89.8)M
4/30/06	$291.3M	$(90.6)M
10/31/06	$293.9M	$(88.0)M

Because the adjustments to record the unrecognized compensation expense would have no net impact to shareholders’ equity, and the individual reclassifications between APIC and retained earnings is no greater than approximately 1.2% of the individual balances, DITECH NETWORKS management concludes the reported balances are not materially misstated.

Using the provisions of SAB 108, the iron curtain method in the years 2004 and 2006 has the effect of understating net income by approximately 13% and 118% respectively.  Based on the materiality of the aforementioned iron curtain impact, we do not believe the provisions of SAB 108 are available to us.

4

If the Company were to correct its annual financial statements, the impact is as set out above.  The 2006 10K primary financial statements (2006, 2005, and 2004), other than opening retained earnings and APIC would not be impacted and the impact on retained earnings and APIC is no greater than 1.2% of the as reported balances, and we have concluded that the retained earnings and APIC impact is not material.  Our 10K five year summary table would be impacted by the error for years 2003 and 2002.  As seen above, the income statement impact is an understatement of the loss by 0.20% in 2003 and 0.66% in 2002.  The impact of the error on as corrected basis does not change net income to a net loss and the error in any individual year is less than 0.66%.  We have concluded the effect of the error is not material to the reader.

Conclusion on Quantitative Materiality

Recognition of the unrecognized stock compensation expense has minimal impact on earnings and no impact on cash flow for the historical periods under analysis based on the periods in which the errors originated.  Additionally, there is no net impact to equity.

Although we have concluded that the cumulative unrecognized stock compensation expense adjustments are material to prior  period financials from a quantitative standpoint based upon the company’s historical use of the iron-curtain method, SAB No. 99 requires that we review the interaction of quantitative and qualitative considerations.  We perform this review in the following section.

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  Since the measurement date has been identified and the number of grants and related options, the stock compensation expense can be precisely measured.

•                  Whether the misstatement masks a change in earnings or other trends.  The misstatement did not mask any balance sheet trend in the periods under analysis.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  Analysts consensus are built on core operating results, presented as non-GAAP projections. Stock compensation expense is excluded from non-GAAP projections. The unrecognized stock compensation would not have hidden any failure to meet consensus as it is not included in consensus estimates or expectations.

•                  Whether the misstatement changes a loss into income or vice versa.  If the recognition of the unrecognized stock compensation were to be recorded in FY05, discontinued operations would change from a small income to a loss. The same would hold true for FY06. If the recognition of the unrecognized stock compensation were to be recorded in the three months ending 10/31/06, on-going income, discontinued operations and net income would become losses.

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•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.  Ditech Networks reports one segment in its financial statements.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements.  Original recognition of the unrecognized stock compensation expense would not have affected the company’s compliance with regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.  Original recognition of the unrecognized stock compensation expense would not have affected Ditech Networks’ compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  The unrecognized stock compensation expense does not have the effect of increasing management’s compensation.

•                  Whether the misstatement involves concealment of an unlawful transaction.  The unrecognized stock compensation expense does not involve concealment of unlawful transactions.

Conclusion on Qualitative Materiality

Considering the qualitative considerations set forth in SAB 99 and the other qualitative factors set forth above, we believe recognizing the unrecognized stock compensation expense in the periods originally incurred would not have been material to the investors’ consideration of the company’s financial statements. Recording the unrecognized stock compensation expense would not have impacted performance against consensus estimates as they would have been excluded from non-GAAP (previously known as pro-forma), would not have shifted the company to profitability, would not have affected regulatory compliance, would not have affected compliance with significant contracts, and would not have affected management’s compensation.

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OVERALL MATERIALITY CONCLUSION

Based on analysis of both quantitative and qualitative factors, management has concluded that recording the unrecognized stock compensation expense by amending the previously filed Form 10-K for fiscal 2006 is not required.  This conclusion is consistent with the September, 2006 letter issued by the SEC Chief Accountant that indicates immaterial restatement effects may be reflected in affected financial statements in future filings. Audit Committee members, after consultation with external counsel, are in agreement with the preceding analysis and conclusions.

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ATTACHMENT II

Issue Background:

Background:  In connection with the Ditech Networks’ internal stock option review, the internal review determined that an accounting measurement date was incorrect.

Issue:

Issue:
Given the exceptions noted above regarding incorrect measurement dates, what is the appropriate accounting?

Conclusion:

Grants to Employees of the Newly Acquired Company

In the Company’s analysis, the Company concluded that the guidance included in the Letter from Chief Accountant to Lawrence Salva, Chairman, Committee on Corporate Reporting, Item D was applicable and that the Company was in compliance with the guidance.  Item D, is as follows:

D. Uncertainty as to Individual Award Recipients
We understand that some companies may have approved option awards before the number of options to be granted to each individual employee was finalized. For example, the compensation committee may have approved an award by authorizing an aggregate number of options to be granted prior to the preparation of a final list of individual employee recipients. In these cases, the allocation of options to individual employees was completed by management after the award approval date, or the unallocated options were reserved for grants to future employees. Pursuant to paragraph 10(b) of Opinion 25, no measurement date can occur until “the number of shares that an individual employee is entitled to receive” is known. In certain circumstances, the approved award may contain sufficient specificity to determine the number of options to be allocated to individual employees, notwithstanding the absence of a detailed employee list. If Management’s role was limited to ensuring that an allocation was made in accordance with definitive instructions (e.g., the approved award specified the number of options to be granted based on an individual’s level within the organization), the measurement date could appropriately be the date the award was approved. However, if management was provided with discretion in determining the number of options to be allocated to each individual employee, a measurement date could not occur for such options prior to the date on which the allocation to the individual employees was finalized. If the allocation of a portion of the award is specified at the award

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approval date with the allocation of the remainder left to the discretion of Management, the measurement date could appropriately be the date the award was approved only for those options whose allocation was specified. The staff also has become aware that some companies may have changed the list of recipients or the number of options allocated to each recipient subsequent to the preparation of the initial list at the award approval date. When changes to a list are made subsequent to the preparation of the list that was prepared on the award approval date, based on an evaluation of the facts and circumstances, the staff believes companies should conclude that either (a) the list that was prepared on the award approval date did not constitute a grant, in which case the measurement date for the entire award would be delayed until a final list has been determined or (b) the list that was prepared on the award approval date constituted a grant, in which case any subsequent changes to the list would be evaluated to determine whether a modification (such as a repricing) or cancellation has occurred. When a company determines that a repricing occurred, variable accounting should be applied to the option from the date of modification to the date the award is exercised, is forfeited, or expires unexercised.

The Company has concluded relative to Item D:

Based on the Company’s analysis, the Company used the incorrect accounting measurement date. The revised accounting measurement date is the date of the final list as determined by the internal review.

Grants to Newly Hired Employees before their Start Date

GAAP Guidance related to these errors is as follows and is based on Letter from Chief Accountant to Lawrence Salva, Chairman, Committee on Corporate Reporting, item F.:

F. Grants Prior to the Commencement of Employment

Many companies grant options to new employees at the commencement of their employment. We understand that, in some cases, companies have determined the terms and conditions of awards to certain new employees prior to the commencement of employment. For example, the exercise price for a stock option may have been determined based on the market price of the stock on the date an offer of employment was extended to and accepted by an individual, with employment commencing subsequent to the date of offer. The appropriate accounting in this circumstance will depend upon whether the individual performs services in the capacity of a non employee prior to commencing employment. If awards were provided to individuals who rendered services to the company prior to the commencement of employment, the provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123) and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” should be applied. Once the individual becomes an employee, the accounting for the change in grantee status should be evaluated pursuant to Interpretation 44.

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If the individual provided no services to the company prior to commencing employment, the staff believes that, generally, a measurement date cannot occur prior to the date that the individual begins rendering employee service in exchange for the stock options. Opinion 25 applies only to share based payment awards issued to employees; as clarified by Question 1(b) of Interpretation 44, prior to commencing employment, the individual would not be considered an employee. As such, the staff believes compensation cost for a fixed stock option would be measured based on the difference between the exercise price of the option and the market price of the underlying stock at the commencement of employment.

Based on the Company’s analysis, the Company used the incorrect accounting measurement date.

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